File No. 70-8863


           SECURITIES AND EXCHANGE COMMISSION
                WASHINGTON, D.C.  20549

                        FORM U-1

  ___________________________________________________

                    AMENDMENT NO. 3
                           TO
               APPLICATION / DECLARATION
WITH RESPECT TO POWER BROKERING AND MARKETING ACTIVITIES
                       Under The
       PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
  ___________________________________________________

Name of Company Filing This Statement And Address of
Principal Executive Offices:

                  Entergy Corporation
                   639 Loyola Avenue
             New Orleans, Louisiana  70113

             Entergy Power Marketing Corp.
         900 South Shackleford Road, Suite 210
              Little Rock, Arkansas  72211

Name of Top Registered Holding Company Parent of
Applicant / Declarant:

                  ENTERGY CORPORATION

Name and Address of Agent for Service:

     Frederick F. Nugent                     Laurence M. Hamric
     General Counsel                         General Attorney -- Corporate
     Entergy Power Marketing Corp.           and Securities
     900 South Shackleford Road, Suite 210   Entergy Services, Inc.
     Little Rock, Arkansas  72211            639 Loyola Avenue
                                             New Orleans, Louisiana 70113

The Commission also is requested to send copies of all notices, orders and communications to:

          William S. Scherman
          Kathleen A. Foudy
          Skadden, Arps, Slate, Meagher & Flom LLP
          1440 New York Avenue, N.W.
          Washington, D.C.  20005

Item 1:   DESCRIPTION OF PROPOSED TRANSACTION

     A.   Introduction

           The fifth paragraph of Item 1 C is hereby deleted and replaced with the following:

           "EPMC  also may engage in the retail marketing
of energy commodities in compliance with applicable state
law.   As the Commission explained in SEI Holdings, Inc.,
62  SEC Docket 2493, Release No. 35-26581 (September  26,
1996),  "[i]n  view  of the pace of developments  in  the
industry,  the Commission believes that retail  marketing
proposals that satisfy the statutory requirements  should
not be subject to the delays inherent in a reservation of
jurisdiction."  Thus, EPMC respectfully requests that the
Commission,  as  it has done with other power  marketers,
permit  EPMC  to  "engage in all forms of  brokering  and
marketing   transactions  involving  energy  commodities,
including  electricity, natural gas,  oil  and  coal,  at
wholesale  and  at  retail ... and to provide  incidental
related  services, such as fuel management,  storage  and
procurement" as well as to "purchase and [sell] commodity-
based derivative contracts, such as options, swaps and ex
change-traded  futures contracts,  under  which  physical
delivery  may or may not in fact occur."  See  id.   Like
other  power marketers, EPMC "[u]ltimately ... will  seek
to manage a 'book' of various energy contracts, involving
purchases,  sales  and  trades of electricity  and  other
energy  commodities ... and will seek to hedge the  risks
associated with these contracts through a combination  of
physical  assets, balance physical purchases  and  sales,
purchases  and  sales  on  futures  markets,   or   other
derivative risk management tools." See id. Therefore, EPMC respectfully requests that it be granted authority to engage in such activities.

           The second to last paragraph of Item 1 C is hereby supplemented by inserting the following after the fourth sentence thereof:

"For  example,  although EPMC, as an EWG, may  engage  in
traditional power marketing and brokering activities,  it
is  not  clear  whether certain fuel delivery  activities
would  be  consistent with the EWG "exclusivity"  require
ment.   See,  e.g.,  CSW  Development-3,  Inc.,  73  FERC
  61,317 (1995) ("fuel-supply delivery activities to generating facilities not owned or operated by the EWG may violate exclusivity requirement for EWG status"
(quotation omitted)).

                       SIGNATURE

           Pursuant  to  the requirements of  the  Public
Utility Holding Company Act of 1935, as amended, the undersigned companies have duly authorized this amendment to be signed on their behalf by the undersigned thereunto duly authorized.

Date:  December 18, 1996

                         Entergy Power Marketing Corp.


                         By:  /s/ Christopher J. Bernard
                              Christopher J. Bernard
                              General Counsel



                         Entergy Corporation


                         By:  /s/ William J. Regan, Jr.
                              William J. Regan, Jr.
                              Vice President and Treasurer

                 Certificate of Service


          I, Kathleen A. Foudy, certify that copies of the foregoing Amendment No. 3 were served upon the follow ing by first-class mail, postage prepaid. Dated at Wash ington, D.C. this 18th day of December 1996.


                                   /s/Kathleen A. Foudy
                                   Kathleen A. Foudy


Kenneth M. Carter, Esq.            Mary W. Cochran
Karen R. Carter, Esq.              General Counsel
Carter & Cates                	   Arkansas Public Service Commission
Suite 1230 - Energy Centre         1000 Center Street
1100 Poydras Street                P.O. Box 400
New Orleans, LA 70163              Little Rock, AR  72203

Jacquelyn Frick, Director          D. David Slaton
Council Utilities                  Chief Administrative
   Regulatory Office               Law Judge
City Hall - Room 6E07              Arkansas Public Service Commission
1300 Perdido Street                1000 Center Street
New Orleans, LA 70112              P.O. Box 400
                                   Little Rock, AR  72203
Sherry A. Quirk, Esq.
Montina M. Cole, Esq.
Verner, Liipfert, Bernhard,
   McPherson and Hand, Chartered
901 15th Street, N.W.
Washington, D.C. 20005

Avis Marie Russell
City Attorney
Law Department
City Hall -Room 5E01
1300 Perdido Street
New Orleans, LA 70112